

January 20, 2011

Avi Barak
Chief Executive Officer and Director
BioCancell Therapeutics, Inc.
Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775
Israel 972-2-548-6555

> **Re: Biocancell Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2010**
> **File No. 333-168378**

Dear Mr. Barak:

We have reviewed your December 28, 2010 response to our August 12, 2010 comment letter and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your registration statement to include completed executive compensation information and audited financial statements for the fiscal year ended December 31, 2010.

2. We note your response to our prior comment 9. Please further revise your disclosure in the section entitled "Certain Relationships and Related Transactions—Private Placements" in your registration statement to include the detailed narrative information included in your response to our prior comments 1 and 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563, Dan Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Dr. Shachar Hadar, Adv.
        Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Law Offi